SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549
                           SCHEDULE 13G
             Under the Securities Exchange Act of 1934


                  Dime Community Bancshares, Inc.
-------------------------------------------------------------------------
                            (Name of Issuer)

              Common Stock, par value $.01 per share
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                          (Title of Class of Securities)

                            253922-10-8
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                                  (CUSIP Number)

                                   N/A
    -----------------------------------------------------------------
          Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

                            x  Rule 13d-1(b)
                               Rule 13d-1(c)
                               Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   253922-10-8           13G                Page   2   of   6  Pages

1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

           Employee Stock Ownership Plan Trust of
             Dime Community Bancshares, Inc. and Certain Affiliates

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)
                                                  (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware Corporation's employee benefit plan organized in New York
                       5   SOLE VOTING POWER
                                        -0-


                       6   SHARED VOTING POWER
      NUMBER OF                    801,633
      SHARES
      BENEFICIALLY
      OWNED BY         7   SOLE DISPOSITIVE POWER
      EACH                              -0-
      REPORTING
      PERSON
      WITH             8   SHARED DISPOSITIVE POWER

                                 1,133,955

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 1,133,955

10   CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.11% of 12,454,088 shares of Common Stock outstanding as of December 31, 1999.

12                 TYPE OF REPORTING PERSON*                       EP

              *SEE    INSTRUCTION   BEFORE FILLING OUT!

                                                     Page   3   of   6  Pages

                             ITEM 1(a)

NAME OF ISSUER: Dime Community  Bancshares,  Inc. ("Company")


                             ITEM 1(b)

ADDRESS  OF  ISSUER'S PRINCIPAL EXECUTIVE OFFICE: 209 Havemeyer Street
                                                  Brooklyn,   NY 11211


                             ITEM 2(a)

NAME  OF  PERSON FILING: Employee Stock Ownership Plan Trust of Dime Community
                           Bancshares, Inc. and Certain Affiliates
                         Trustee: HSBC Bank, USA


                             ITEM 2(b)

ADDRESS  OF   PRINCIPAL  BUSINESS  OFFICE:
                       ESOP:                   TRUSTEE:
             209  Havemeyer Street         250 Park Avenue
             Brooklyn,  NY   11211         New York, NY  10177


                             ITEM 2(c)

CITIZENSHIP: U.S.A.


                             ITEM 2(d)

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per share
                                   ("Common Stock")


                             ITEM 2(e)

CUSIP NUMBER: 253922-10-8


                             ITEM 3

The person filing is an:
             (f)   x  Employee Benefit Plan,   or pension fund which is subject
             to the provisions of the Employee Retirement Income Security Act of 1974 or an endowment fund.

                                                     Page  4   of   6  Pages

                              ITEM 4
OWNERSHIP:

          The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 1999. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

     (a) AMOUNT BENEFICIALLY OWNED. . . . .   1,133,955

     (b) PERCENT  OF CLASS . . . . . . . . . . .   9.11%

     (c) NUMBER OF SHARES AS TO WHICH
           SUCH PERSON HAS:
           (i) SOLE POWER TO VOTE OR TO
                  DIRECT THE VOTE . . . .            -0-
           (ii) SHARED POWER TO VOTE OR TO
                  DIRECT THE VOTE. . . . . .    801,633
          (iii) SOLE POWER TO DISPOSE OR TO
                  DIRECT DISPOSITION OF . .          -0-
           (iv) SHARED POWER TO DISPOSE OR TO
                  DIRECT DISPOSITION OF       1,133,955

The  reporting  person   is   an  employee  stock
ownership  plan  under  the  Employee  Retirement
Income Security Act of 1974, as amended ("ERISA")
with individual accounts for the accrued benefits
of    participating    employees    and     their
beneficiaries.     The    reporting   person   is
administered   by   an   ESOP  Committee   ("ESOP
Committee") and its assets are held in trust by a
trustee ("Plan Trustee").   The  number of shares
listed  as  beneficially  owned  represents   the
entire  number  of shares of Common Stock held by
HSBC Bank, USA, as  Plan  Trustee, as of December
31, 1999.  As of December 31,  1999,   332,322 of
such shares of Common Stock had been allocated to
individual accounts established for participating
employees and their beneficiaries, and 801,633 of
such   shares   were   held,   unallocated,   for
allocation   in   future   years.    In  general,
participating  employees  and their beneficiaries
have the power and authority to direct the voting
of  shares  of  Common Stock allocated  to  their
individual accounts.   Such allocated shares are,
therefore, not included  as shares over which the
reporting person has sole or shared voting power.
The reporting person, through  the  Plan Trustee,
has  shared voting power over unallocated  Common
Stock.  Any unallocated Common Stock is generally
required  to  be voted by the Plan Trustee in the
same proportion  as  Common  Stock which has been
allocated  to  Participants  is  directed  to  be
voted.   The reporting person, through  the  Plan
Trustee, has  shared  dispositive  power over all
unallocated  Common  Stock held by the  reporting
person.  The reporting person, acting through the
Plan  Trustee,  shares  dispositive   power  over
allocated   Common   Stock   with   participating
employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan
Trustee in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock

                                                     Page  5   of   6  Pages

allocated to the   accounts  of  participating  employees  and
beneficiaries  who  fail to exercise their voting
and/or  tender  rights.    The  reporting  person
disclaims voting power with respect to such allocated Common Stock.


                              ITEM 5
Not applicable

                              ITEM 6

OWNERSHIP OF MORE THAN FIVE  PERCENT ON BEHALF OF
ANOTHER PERSON:

          Dividends on Common  Stock allocated to
the accounts of participating employees and their
beneficiaries, to the extent paid  in the form of
additional   securities,   are  added  to   their
respective  individual  accounts.   Dividends  on
Common  Stock  allocated  to   the   accounts  of
participating  employees and their beneficiaries,
to the extent paid in cash, are, at the direction
of  the  Company,  either  (i)  credited  to  the
respective  individual accounts, (ii) distributed
to   the  participating   employees   and   their
beneficiaries, or (iii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.


                              ITEM 7

Not applicable


                              ITEM 8

Not applicable


                              ITEM 9

Not applicable

                                                     Page  6   of   6  Pages
                              ITEM 10

CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.



                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         FEBRUARY 7, 2000
                         ------------------
                              (Date)

EMPLOYEE  STOCK  OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC.
     AND CERTAIN AFFILIATES



     By:   /s/ MYLES MCLOUGHLIN
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               (Signature)

          Myles McLoughlin, Plan Administrator
          ------------------------------------------------------
               (Name/Title)